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AM 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02054044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 29 2002
WASH. D.C. 189 SECTION
MAIL PROCESSING

SEC FILE NUMBER
8- 34070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARRISON DOUGLAS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5303 E. EVANS AVE., SUITE 201
(No. and Street)

DENVER (City) COLORADO (State) 80222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. HRYNIK (303) 584-0821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name – *if individual, state last, first, middle name*)

4155 E. JEWELL AVE., SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, DOUGLAS W. SCHRINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARRISON DOUGLAS, INC., as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARRISON DOUGLAS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2002

HARRISON DOUGLAS, INC.

TABLE OF CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplementary Schedule: Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	11
Independent Auditors' Report on Internal Accounting Control	12-13

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Harrison Douglas, Inc.

We have audited the accompanying statement of financial condition of Harrison Douglas, Inc. as of June 30, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harrison Douglas, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
August 1, 2002

HARRISON DOUGLAS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$	23 360
Commissions receivable		3 164
Deposit with clearing broker		10 049
Furniture and equipment, net of accumulated depreciation of $4,379		4 053
Other assets		2 350
	$	**42 976**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	2 059
Payable to clearing broker		1 152
Commissions and related payables		10 470
TOTAL LIABILITIES		13 681
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 10,000 shares authorized; 9,500 shares issued and outstanding		7 500
Additional paid-in capital		160 643
Deficit		(138 848)
TOTAL SHAREHOLDER'S EQUITY		29 295
	$	**42 976**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2002

REVENUE:		
Commissions	$	417 156
Consulting fees		89 180
Other income		26 949
Total revenue		533 285
EXPENSES:		
Commissions		416 145
Clearing charges		13 970
Occupancy and equipment costs		11 165
Salaries and payroll taxes		74 063
General and administrative		41 601
Professional fees		22 075
Travel and entertainment		31 471
Total expenses		610 490
NET LOSS	$	(77 205)

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid-In Capital	Deficit	Total Shareholder's Equity
BALANCES, JUNE 30, 2001	$ 7 500	$ 63 857	$ (61 643)	$ 9 714
Contributions	-	96 786	-	96 786
Net loss	-	-	(77 205)	(77 205)
BALANCES, JUNE 30, 2002	**$ 7 500**	**$ 160 643**	**$ (138 848)**	**$ 29 295**

The accompanying notes are an integral part of this statement.

HARRISON DOUGLAS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(77 205)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1 049
Decrease in commissions receivable		571
Increase in deposit with clearing broker		(49)
Increase in other assets		(2 350)
Decrease in commissions and related payables		(1 851)
Increase in payable to clearing broker		1 152
Decrease in accounts payable		(22 067)
Net cash used in operating activities		(100 750)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment		(5 102)
Decrease in receivable from employees		1 303
Net cash used in investing activities		(3 799)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution of capital		96 786
NET DECREASE IN CASH		(7 763)
CASH, at beginning of year		31 123
CASH, at end of year	**$**	**23 360**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harrison Douglas, Inc. (the Company) was incorporated in Colorado in 1996 and operates as a securities broker-dealer mainly in mutual funds and variable annuities. The Company also receives consulting fees for participating in mergers and acquisitions. The Company is a wholly-owned subsidiary of HDS Financial, Inc.

The Company, under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company provides for depreciation of furniture and equipment on the straight-line method based on useful lives of three to five years.

For purposes of the statement of cash flows, cash includes deposits in commercial bank accounts and money market funds.

The Company and its parent file a consolidated federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 2 - INCOME TAXES

The Company has an unused net operating loss carryforward for income tax and financial reporting purposes of approximately $113,700 available to offset future income, which expires between 2008 and 2021. This net operating loss carryforward may result in future income tax benefits of approximately $27,600; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. The valuation allowance increased by $19,200 during the year ended June 30, 2002.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2002, the Company had net capital and net capital requirements of $22,643 and $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.60 to 1. According to rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2004. Future minimum rental payments under these leases are approximately as follows:

Year Ended June 30,	Amount
2003	$ 14 300
2004	15 350
2005	5 670
Total	**$ 35 320**

The Company incurred rental expense of $11,165 during the year ended June 30, 2002.

In addition, the Company is provided the use of certain furniture and equipment at no cost from its parent.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a retail brokerage house and deals primarily in mutual funds and variable annuities which it buys and sells on behalf of its customers on a fully disclosed basis.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's financial instruments, including cash, receivables, and deposit with its clearing broker are carried at amounts that approximate fair value. Payables and other liabilities are carried at amounts that approximate fair value.

The Company has a deposit with its clearing broker. This deposit is not covered by SIPC and is subject to loss should the clearing broker cease business.

SUPPLEMENTARY INFORMATION

HARRISON DOUGLAS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 JUNE 30, 2002

CREDIT:		
Shareholder's equity	$	29 295
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		4 053
Other assets and other deductions		2 399
Total debits		6 452
NET CAPITAL BEFORE HAIRCUTS		22 843
Haircut on money market funds		200
NET CAPITAL		22 643
Minimum requirements of 6-2/3% of aggregate indebtedness of $13,681 or $5,000, whichever is greater		5 000
EXCESS NET CAPITAL	**$**	**17 643**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	2 059
Due to clearing broker		1 152
Commissions and related payables		10 470
TOTAL AGGREGATE INDEBTEDNESS	**$**	**13 681**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.60 to 1**

Note: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See the accompanying Independent Auditors' Report.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Harrison Douglas, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Harrison Douglas, Inc. for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Harrison Douglas, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing broker. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Harrison Douglas, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

In addition, our review indicated that Harrison Douglas, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2002.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
August 1, 2002